UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Street

Daxing District

Beijing 100176

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UTStarcom Holdings Corp. (the “Company”) held its Annual Meeting of Shareholders (“Annual Meeting”) on September 28, 2012, in China.  At the Annual Meeting, the following proposals were submitted to a vote of the shareholders and the shareholders voted as set forth below:

Proposal No. 1 — Election of Directors

The shareholders elected Tianruo Pu as a Class I director to serve for a term expiring on the date on which the Company’s annual meeting of shareholders is held in the year 2013, Hong Liang Lu as a Class III director to serve for a term expiring on the date on which the Company’s annual meeting of shareholders is held in the year 2015 and William Wong as a Class II director to serve for a term expiring on the date on which the Company’s annual meeting of shareholders is held in the year 2014.

Proposal No. 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

The shareholders voted to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

On September 28, 2012, the Company issued a press release announcing the results of the Annual Meeting.  The full text of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

	By:	/s/ WILLIAM WONG

	Name:	William Wong
	Title:	Chief Executive Officer
Date: October 1, 2012

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated September 28, 2012, entitled “UTStarcom Announces Results of Its 2012 Annual General Meeting of Shareholders”

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